Mail Stop 3561

October 29, 2008

James S. Pignatelli
Chairman, President and Principal Executive Officer
Unisource Energy Corporation
One South Church Avenue, Suite 100
Tucson, Arizona 85701

> **Re: Unisource Energy Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2008**
> **File No. 001-13739**

Dear Mr. Pignatelli:

We have reviewed your letter dated October 15, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A Filed December 31, 2007

Elements of Compensation, page 14

Short-Term Incentive Compensation (Cash Awards), page 14

1. We reviewed your response to comments 3 and 6 in our letter dated September 19, 2008. Please provide us with your intended disclosure for future filings based on information disclosed in the above-referenced documents.   In doing so, please ensure that your proposed disclosure clearly explains that the minimum EPS amount you disclose must be achieved only for purposes of the CEO's ability to receive short-term incentive compensation. Please also show us what the Grant of Plan-Based Awards table would look like. In this regard, we would expect you to provide accompanying disclosure making it clear that your CEO is eligible for a payment of no more than $2 million under the 2006 Omnibus Plan and to explain the reason why you determined to award him a lesser amount. We may have further comment.

Financial and Operating Performance Objectives - 2007, page 15

2. We reviewed your response to comment 4 in our letter dated September 19, 2008. In your response you state that in future filings the company will "clarify how it determined the *percentage of target level of performance* actually achieved." Based on your response, it appears that your EPS target was $1.75 and that the actual EPS achieved was $1.57, resulting in a percentage of target level of performance actually achieved of 90% (as opposed to 55%). The percentages presented in your disclosure (i.e., 55% and 113%) appear to relate to the payout level and do not represent a "percentage of the target." In future filings please also state the percentage of target level of performance achieved and how you determined the corresponding payout level, which appears to be pro rata.

Outstanding Equity Awards at Fiscal Year-End – 2007, page 25

3. We reviewed your response to comment 7 in our letter dated September 19, 2008. Please confirm that in future filings you will footnote your "Outstanding Equity Awards at Fiscal Year-End" table to indicate that your projections regarding achievement of the performance goals were the same projections used to determine the 2007 compensation expense related to the outstanding awards for financial reporting purposes and were done in the manner required by Financial Accounting Standards 123(R). Please also add disclosure that informs readers as to how each share amount was arrived at; though we note on page 16 that the long-term incentive opportunity is based upon a multiple of salary, it would be helpful to present a calculation of how each share amount was arrived at based upon each named executive officer's salary as compared to the respective target amounts you disclose.

Compensation Committee Interlocks and Inside Participation, page 40

4. We reviewed your response to comment 11 in our letter dated September 19, 2008. Item 407(e)(4)(iii) of Regulation S-K requires that you disclose any of the relationships enumerated in subparts (A) through (C) that existed in the last completed fiscal year. Your proposed revision addresses Items 407(e)(4)(iii)(C) but no longer addresses Items 407(e)(4)(iii)(A) or (B). Please revise your disclosure to cover subparts (A) and (B) of Item 407(e)(4)(iii) of Regulation S-K. If your reference to "board of directors" at the end of your proposed disclosure was intended to include compensation committees, please revise your disclosure in future filings to state this.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director